CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Elate Group, Inc.

We hereby consent to the use in the amended Registration Statement of Elate Group, Inc. (formerly Elate Moving LLC) (the “Company”) of our report dated March 17, 2022, except for changes related to the restatement described in Note 2 and related to changes to the disclosures in Note 6 as to which the date is June 10, 2022, relating to the consolidated financial statements of the Company as of and for the years ended December 31, 2021 and 2020, which report is contained in the prospectus, which is part of the amended registration statement.

We also consent to the reference to us under the caption “Experts” in the prospectus.

/s/ Macias Gini & O’Connell LLP

Macias Gini & O’Connell LLP

Irvine, CA

December 9, 2022